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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________________)*

HEMLOCK FEDERAL FINANCIAL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

423666 10 6

(CUSIP Number)

June 1, 2001

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]   Rule 13d-1(b)
[  ]   Rule 13d-1(c)
[  ]   Rule 13d-1(d)

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CUSIP NO. 423666 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Hemlock Federal Bank Profit Sharing Plan I.R.S. Identification No. 36-3694978

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Origin

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0
	6.	SharedVoting Power
96,112
	7.	Sole Dispositive Power
96,112
	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
96,112

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)
9.9%

12.	Type of Reporting Person (See Instructions)
EP

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CUSIP NO. 423666 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
LaSalle Bank, N.A. I.R.S. Identification No. 36-6843535

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Citizenship or Place of Origin

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0
	6.	SharedVoting Power
96,112
	7.	Sole Dispositive Power
96,112
	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
96,112

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)
9.9%

12.	Type of Reporting Person (See Instructions)
BK

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GENERAL INFORMATION

Item 1.	(a)	Name of Issuer
Hemlock Federal Financial Corporation
	(b)	Address of Issuer's Principal Executive Offices
5700 West 159th Street, Oak Forest, Illinois 60452

Item 2.	(a)	Name of Person Filing
LaSalle Bank, N.A. as trustee for the Hemlock Federal Bank Profit Sharing Plan (the "Plan").
	(b)	Address of Principal Business Office or, if none, Residence
135 So. LaSalle Street, Chicago, Illinois 60603
	(c)	Citizenship
LaSalle Bank, N.A. is a national bank organized under the laws of the United States.
	(d)	Title of Class of Securities
Common Stock, par value $.01 per share
	(e)	CUSIP Number
423666 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered as defined under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[X]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J);

Item 4.	Ownership.
	(a)	Amount beneficially owned: The Plan holds an aggregate of 96,112 shares of Common Stock.
	(b)	Percent of class: 9.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0.
		(ii)	Shared power to vote or to direct the vote The Plan is deemed to have shared voting power with respect to the 96,112 shares of Common Stock allocated to the accounts of Plan participants.
		(iii)	Sole power to dispose or to direct the disposition of 96,112.
		(V)	Shared power to dispose or to direct the disposition of 0.

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Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of the Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knoledge and belief, I certify thta the information set forth in this statement is true, complete and correct.

December 16, 2002 Date
/s/ Robert Thompson Signature
Robert Thompson Senior Vice President LaSalle Bank Name/Title

End.